SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Stelmar Shipping Ltd. (SJH)

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

V8726M103

(CUSIP Number)

Geraldine Motillon

3-5 Avenue des Citronniers

Prince des Galles 3rd Floor

MC 98000, Monaco

Tel: 011 377 93 15 90 55

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V8726M103	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stelphi Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,412,026 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,412,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,412,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.87%
14	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. V8726M103	Page 3 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Polys Haji-Ioannou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain and Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,412,026 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,412,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,412,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.87%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. V8726M103	Page 4 of 8

This statement constitutes Amendment No. 10 to the Schedule 13D filed with the Securities and Exchange Commission on March 6, 2001 (as heretofore amended and supplemented by Amendment Nos. 1 through 9, the “Schedule 13D”) on behalf of Stelphi Holding Ltd., a Liberian corporation (“Stelphi”), and its sole shareholder, Polys Haji-Ioannou (“Polys” and together with Stelphi, the “Reporting Persons”) with respect to the common stock, par value $.02 per share (the “Shares”) of Stelmar Shipping Ltd., a Liberian corporation (“Stelmar” or the “Company”). Capitalized terms not defined in this Amendment No. 10 shall have the respective meanings ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 2. Identity and Background.

The address of the principal office of Stelphi has been changed to 3-5 Avenue des Citronniers, Prince des Galles 3rd Floor, MC 98000, Monaco.

The following table sets forth with respect to each executive officer and director of Stelphi, the person’s (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship.

Name	Address	Principal Business or Employment	Citizenship
Geraldine Motillon	3-5 Avenue des Citronniers Prince des Galles 3rd floor MC 98000, Monaco	Director of Stelphi Holding Ltd. 3-5 Avenue des Citronniers Prince des Galles 3rd floor MC 98000, Monaco	France

Matthew Parker	3-5 Avenue des Citronniers Prince des Galles 3rd floor MC 98000, Monaco	President and Director of Stelphi Holding Ltd. 3-5 Avenue des Citronniers Prince des Galles 3rd floor MC 98000, Monaco	United States of America

During the past five years, none of the individuals named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding violations with respect to such laws.

The Reporting Persons may be deemed to constitute a member of a group within the meaning of Rule 13d-5 promulgated under the Act, together with Stelshi Holding Ltd., a Liberian corporation (“Stelshi”) and its sole shareholder, Stelios Haji-Ioannou (“Stelios” and, together with Stelshi, the “Shi Group”). The Reporting Persons expressly declare that neither the filing of this Schedule 13D nor any of the information contained herein shall be construed as an admission that it has formed or is a member of any such group. Information with respect to the beneficial ownership of the Shares of the Company by the Shi Group and related information should be contained in a Schedule 13D, as amended, filed or to be filed by the Shi Group.

CUSIP No. V8726M103	Page 5 of 8

Reference is made to Item 2 of such Schedule 13D, as amended, for information as to the identity and background of Stelshi and Stelios and the persons related to them.

The Reporting Persons have no responsibility for the accuracy and completeness of any information given with respect to any other person or entity, including, without limitation, Stelshi or Stelios. Any disclosures made herein with respect to any person or entity other than the Reporting Persons are made on information and belief.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On September 13, 2004, Stelphi, through its duly authorized representative, sent a letter to the Corporate Secretary of Stelmar (the “Demand Letter”) demanding corrective action with respect to certain corporate actions by Stelmar (the “Demand Letter”). The Demand Letter is attached hereto as Exhibit A. Pursuant to such Demand Letter, Stelphi made demands arising out of the delayed Notice of Annual Meeting of Shareholders, loans to Peter Goodfellow, the Chief Executive Officer of Stelmar, and Stamatis Molaris, the Chief Financial Officer of Stelmar, and certain amendments made to the By-Laws of the Company. More particularly, Stelphi stated that the notice to shareholders that the annual meeting of Stelmar had been adjourned to a later date based on a lack of quorum at the scheduled annual meeting failed to comply with the notice requirements contained in the organizational documents of the Company as well as the Liberian Business Corporation Act (the “LBCA”). In accordance with the LBCA, Stelphi demanded that the Company’s Board of Directors (i) reschedule the annual meeting of the shareholders, (ii) add to the existing agenda proposals for the removal of Mr. Goodfellow and Mr. Molaris for cause for violations of U.S. securities laws as well as under the LBCA

CUSIP No. V8726M103	Page 6 of 8

prohibiting loans to directors and (iii) repeal the amendments purportedly made to the By-Laws on May 27, 2004.

The Reporting Persons believe that the aforementioned matters are fundamental to their beneficial ownership interests in the Company, and if corrective action is not taken, then the Reporting Persons reserve the right to pursue judicial intervention as described in the Demand Letter, if necessary.

Although the foregoing represents the general range of activities presently contemplated by the Reporting Persons with respect to Stelmar, the Reporting Persons intend to continually review the Company’s business, affairs, management and financial position, as well as conditions in the securities market and general economic and industrial conditions. The possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing may be taken by some or all of the Reporting Persons.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description

A	Demand Letter from the Reporting Persons to the Corporate Secretary of Stelmar, dated September 13, 2004.

B	Joint Filing Agreement between Polys Haji-Ioannou and Stelphi Holding Ltd., dated September 16, 2004.

CUSIP No. V8726M103	Page 7 of 8

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 16, 2004

STELPHI HOLDING LTD.

By:	/S/ GERALDINE MOTILLON
Name: Geraldine Motillon
Title: Director

/S/ POLYS HAJI-IOANNOU
Polys Haji-Ioannou

CUSIP No. V8726M103	Page 8 of 8

EXHIBIT INDEX

Exhibit Number	Exhibit Name	Location
A	Demand Letter from the Reporting Persons to the Corporate Secretary of Stelmar, dated September 13, 2004.	Filed herewith

B	Joint Filing Agreement between Polys Haji-Ioannou and Stelphi Holding Ltd., dated September 16, 2004.	Filed herewith